

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 26, 2009

Mr. Yossi Ben Shalom
Chairman of the Board of Directors
Pointer Telocation Limited
14 Hamelacha Street
Rosh Haayin 48091, Israel

**RE: Pointer Telocation Limited
Form 20-F for the year ended December 31, 2008
Filed March 31, 2009
File No. 1-13138**

Dear Mr. Shalom:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director